BENNETT JONES LLP

4500 Bankers Hall East
855 2nd Street SW
Calgary Alberta
Canada T2P 4K7
Tel 403.298.3100
Fax 403.265.7219
www.bennettjones.ca

Mark Paslawski
Direct Line: 403.298.2068
e-mail: paslawskim@bennettjones.ca
Our File No.: 44609-8

SEC MAIL PROCESSING SECTION
RECEIVED
NOV 14 2005
WASH. D.C.
213

November 10, 2005

Delivered by Courier

Office of International Corporate Finance
Division of Corporate Finance
450 - 5th Street, N.W.
Washington, D.C. 20549

05012589

SUPPL

Ladies and Gentlemen:

Re: Calfrac Well Services Ltd.
File No. 82-34909
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to the requirements of Rule 12g3-2(b) made under the *Securities Exchange Act of 1934*, as amended, please find enclosed herewith a copy of each of the public disclosure documents of our client, Calfrac Well Services Ltd. ("Calfrac"), identified in the attached Schedule.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page.

We ask that you kindly confirm receipt of these materials by stamping the enclosed duplicate of this letter and returning to the undersigned in the enclosed self-addressed envelope. We have included a coupon redeemable for the appropriate postage to facilitate your return of such duplicate letter.

Yours truly,

BENNETT JONES LLP

Mark Paslawski

PROCESSED
NOV 16 2005
THOMSON
FINANCIAL

MP/llm
Enclosures

cc: Tom Medvedic
VP, Finance and Chief Financial Officer
Calfrac Well Services Ltd.

SCHEDULE

Press Releases

1. press release dated November 1, 2005

2. press release dated November 8, 2005

Interim Financial Statements and MD&A

3. interim report for the nine month period ended September 30, 2005, which includes the interim financial statements (unaudited) and related management's discussion and analysis for such period

CEO/CFO Certifications (Interim Filings)

4. CEO and CFO certifications of interim filings (on Form 52-109FT2) for the nine month period ended September 30, 2005

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
Calfrac Well Services Ltd. Third Quarter 2005 Earnings Release and Conference Call

CALGARY, Nov. 1 /CNW/ - Calfrac Well Services Ltd. ("Calfrac") (TSX: CFW) intends to release its Third Quarter 2005 results after the markets close on Tuesday, November 8, 2005. A conference call has been scheduled for 10:00 a.m. MDT (12:00 p.m. EDT) on Wednesday, November 9, 2005. If you wish to participate in the conference call, please call (866) 250-4910 or (416) 640-4127 prior to the start of the call and ask for the Calfrac Well Services Ltd. conference call. A webcast of the conference call may be accessed via the Company's website at www.calfrac.com.

An update regarding the Company's activities will be presented by D.R. (Doug) Ramsay, President and C.E.O. Following this update there will be a question and answer period.

A replay of the conference call will be available for review until November 16, 2005. To listen to the recording, call (877) 289-8525 or (416) 640-1917 and ask for reservation No. 21157797 followed by the pound key.

%SEDAR: 00002062E

/For further information: on this conference call: Calfrac Well Services Ltd., (403) 218-7491, Lorraine Graham./
(CFW.)

CO: Calfrac Well Services Ltd.

CNW 11:11e 01-NOV-05

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Financial Editors:
Calfrac Announces Third Quarter Results

CALGARY, Nov. 8 /CNW/ - Calfrac Well Services Ltd. ("Calfrac") (TSX-CFW) is pleased to announce its financial and operating results for the three and nine months ended September 30, 2005.

HIGHLIGHTS

<<

	Three Months Ended September 30,			Nine Months Ended September 30,		
	2005	2004	Change	2005	2004	Change
(000s, except per share data) (unaudited)	($)	($)	(%)	($)	($)	(%)
Financial						
Revenue	77,377	60,538	28	202,690	158,902	28
Gross margin	25,694	20,732	24	65,761	49,437	33
Net income	12,947	11,771	10	32,741	22,496	46
Per share						
- basic(1)	0.36	0.34	6	0.90	0.75	20
- diluted(1)	0.35	0.34	3	0.90	0.75	20
Cash flow from operations(2)	18,503	14,880	24	46,798	30,790	52
Per share						
- basic(1)	0.51	0.43	19	1.29	1.03	25
- diluted(1)	0.51	0.43	19	1.28	1.03	24
EBITDA(3)	18,234	15,299	19	45,480	36,076	26
Per share						
- basic(1)	0.50	0.44	14	1.26	1.20	5
- diluted(1)	0.50	0.44	14	1.24	1.20	3
Working capital	12,962	36,427	(64)	12,962	36,427	(64)
Shareholders' equity	207,679	151,402	37	207,679	151,402	37
Weighted average common shares outstanding (No.)						
Basic(1)	36,188,133	34,888,468	4	36,194,156	29,973,510	21
Diluted(1)	36,619,113	34,888,468	5	36,566,323	29,973,510	22
Operating						
Fracturing spreads as at September 30						
Conventional fracturing	13	11	18	13	11	18
Natural gas from coal	4	2	100	4	2	100
Total	17	13	31	17	13	31

1. Historical per share information has been adjusted for the two-for-one stock split approved by shareholders on February 7, 2005.

2. Cash flow is defined as "Cash provided by operating activities before changes in non-cash working capital." Cash flow and cash flow per share are measures that provide shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations. Management utilizes these measures to assess the Company's ability to finance operating activities and capital expenditures. Cash flow and cash flow per share are not measures that have any standardized meaning prescribed by Canadian GAAP, and accordingly, may not be comparable to similar measures used by other companies.

3. EBITDA represents income before interest, taxes, depreciation and amortization. EBITDA is not a term that is approved under Canadian GAAP as the calculation of EBITDA is not always used consistently by reporting issuers. Accordingly, EBITDA, as the term is used herein, may not be comparable to EBITDA as reported by other entities. EBITDA is presented because it is frequently used by security analysts and others in evaluating companies and their ability to service debt.

LETTER TO SHAREHOLDERS

I am pleased to present the highlights for the three months ended September 30, 2005, the developments to date in the year's fourth quarter and the outlook for the balance of the year.

Financial Highlights

The third quarter of 2005 produced strong revenue, net income and operating cash flow. Unfortunately, for the second consecutive quarter, exceptionally wet operating conditions in central and southern Alberta hampered the Company's shallow gas and coalbed methane ("CBM") crews, and as a consequence, we were unable to achieve expected utilization resulting in work being carried forward into the next two quarters. During the third quarter, Calfrac introduced new training and recruiting programs, commenced operations in Russia, opened a new research, development and training centre in Calgary and a new district office in Grand Junction, Colorado. These important initiatives have laid the foundation for long-term future growth.

Despite the impact of wet weather on field operations, Calfrac achieved record revenues of $77.4 million for the three-month period with net income of $12.9 million or $0.36 per share and cash flow from operations, before change in non-cash working capital, of $18.5 million or $0.51 per share. During the quarter, our average consolidated revenue per fracturing job in Canada increased 36% to $43,021 from $31,710 recorded in the third quarter of 2004.

Operational Highlights

In Canada, the Company's shallow gas and CBM operations continued to be impacted by wetter than normal conditions in central and southern Alberta. With Calfrac's concentration of 10 fracturing spreads in this area (6 dedicated to shallow gas fracturing and 4 to high rate nitrogen fracturing) out of our 15 total Canadian fracturing spreads, revenue for the quarter was below expectations. That being said, characteristic fall operating conditions have increased the work pace in these regions to record levels, thereby resulting in high utilization of these spreads.

Calfrac's strategy continues to be focused on growing in new geographic areas and in new complementary service lines. During the quarter, we completed a record number of fracturing jobs in our Grande Prairie, Alberta district that services northern Alberta and northeastern British Columbia. We also completed a record number of jobs in our cementing operations, which are currently based out of Strathmore and Red Deer, Alberta and are expanding in the fourth quarter of 2005 to Grande Prairie. These initiatives should help to

minimize localized weather related issues in the future. Calfrac also continues to concentrate its growth in the deeper, more technically challenging areas of the Western Canadian Sedimentary Basin that generate higher per job revenues and margins.

In the United States Rocky Mountain region, activity levels late in the third quarter and to date in the fourth quarter have been very encouraging with our two fracturing spreads being highly utilized. In early September, Calfrac opened its Grand Junction operations facility that will service both the Piceance Basin of western Colorado and the Uintah Basin of eastern Utah. We have successfully hired experienced management and operations personnel providing for high job quality and operating efficiencies. An additional deep fracturing spread that will operate out of this district is currently under construction with delivery anticipated in the first quarter of 2006. The DJ Basin and eastern Colorado areas continue to show promise with improved utilization of equipment and crews.

During the third quarter, Calfrac's coiled tubing equipment arrived in Western Siberia, Russia at our district headquarters located near the city of Noyabrisk. The first coiled tubing unit and other related well service equipment commenced operations in late September with the second unit to be commissioned within the next several weeks. Our Russian-based management team continues to review other long-term service and supply opportunities in the region with a mandate to grow this operation by diversifying our customer base and expanding our pumping service lines to include fracturing, acidizing and cementing.

Future Growth

Industry activity in all three of Calfrac's operating areas (Western Canadian Sedimentary Basin, United States Rocky Mountain region and Western Siberia, Russia) is at high levels with strong demand for the type of pressure pumping services we offer.

In Western Canada, a record number of gas wells are expected to be completed during 2005 and The Petroleum Services Association of Canada's 2006 forecast indicates that 25,290 wells will be rig released, which bodes well for Calfrac as we roll out additional equipment over the next several months.

Calfrac's U.S. Rocky Mountain region continues to gain momentum with high utilization rates and growing customer demand for a highly technical, operation oriented, independent pressure pumping company. We recently opened our operating base in Grand Junction, Colorado to service both the Piceance and Uintah Basins and have expanded the operational area serviced by our Platteville, Colorado facility to include both the DJ Basin and eastern Colorado. Calfrac's investment in equipment, technology and people in this region has begun to pay off and the outlook for the remainder of 2005 and 2006 is very good, especially with the arrival of a deep fracturing spread to Grand Junction's base in early 2006.

The Russian market initiative is well underway with our first coiled tubing job completed in September and our second coiled tubing crew soon to be deployed. We have hired experienced operators (both expatriates and Russians) for the equipment and base located at Noyabrisk in Western Siberia and have transferred experienced Calfrac personnel from our existing North American operations to ensure continuity of our field operations and to replicate our corporate culture of service first and technologies that work in the field.

The four conventional fracturing spreads currently being constructed for the Canadian market as part of our $132 million 2005 capital program will be in operation during the fourth quarter. The three deep coiled tubing units will also be put into service during the fourth quarter with all of the budgeted cementing units to be in operation by year-end and stationed out of our Red Deer, Strathmore and Grande Prairie, Alberta operating districts. One deep fracturing spread will be allocated to our U.S. operation and delivered early in the first quarter of 2006. A second deep fracturing spread also to be delivered during the first half of 2006 will be deployed either in Canada or

internationally depending on market opportunities.

Corporate Activities

On October 17, 2005, the Company's Board of Directors accepted the resignation of Mr. Paul Little who served as a director of Calfrac and its predecessor company since May 1997. The Board and management of Calfrac thank Mr. Little for his contribution and guidance during his tenure and wish him well in his business endeavours.

Outlook

Although wet weather translated to third quarter results that were below expectations, the fourth quarter should bring more normal operating conditions with all of our pumping service lines operating at record utilization rates. Due to the significant backlog of work and pent up demand, the Company expects further financial and operating performance gains during the fourth quarter of 2005 and into 2006 as we take advantage of our larger equipment fleet, diverse geographic operating areas and expanded service lines. We are excited about the future as we continue to unveil the largest capital and geographic expansion in our Company's history and we look forward to reporting on our progress throughout the remainder of the year and into 2006.

MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management's Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited consolidated financial statements of Calfrac for the three and nine months ended September 30, 2005 and 2004 and the audited consolidated financial statements and annual MD&A for the years ended December 31, 2004 and 2003 together with the accompanying notes. The annual consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP").

This MD&A contains the term cash flow from operations, which should not be considered an alternative to or more meaningful than cash flow from operating activities, as determined in accordance with Canadian GAAP, as an indicator of the Company's performance. Cash flow is defined as "Cash provided by operating activities before changes in non-cash working capital." Cash flow and cash flow per share are measures that provide shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations. Management utilizes these measures to assess the Company's ability to finance operating activities and capital expenditures. Cash flow and cash flow per share are not measures that have any standardized meaning prescribed by Canadian GAAP, and accordingly, may not be comparable to similar measures used by other companies.

Performance Summary

Calfrac Well Services Ltd. recorded strong revenue, net income and cash flow figures for the three and nine months ended September 30, 2005. Strong demand for the Company's service offerings combined with a larger fleet of equipment provided the foundation for increased revenue during the third quarter. This demand was tempered by inclement weather in central and southern Alberta throughout much of the third quarter, thereby restricting access to customers' well locations and resulting in lower than expected activity in the Company's shallow gas and coalbed methane ("CBM") operations. While the Company was unable to complete all the work anticipated, demand is expected to be strong for the Company's service offerings within Western Canada throughout the remainder of the year and is expected to remain high into 2006, which should translate into strong operating and financial results in the final quarter of 2005 and the first quarter of 2006.

Revenue for the three-month period ended September 30, 2005 was a record $77.4 million, an increase of 28% over the $60.5 million reported a year ago. The Company had net income of $12.9 million ($0.36 per share) for the third quarter of 2005 versus net income of $11.8 million ($0.34 per share) in the same period of 2004, while cash flow from operations before change in non-cash working capital totaled $18.5 million ($0.51 per share) compared to $14.9 million ($0.43 per share) recorded in the 2004 three-month period. During the first nine months of 2005, revenue increased 28% to $202.7 million from $158.9 million a year ago, while net income rose 46% to $32.7 million ($0.90 per share) from $22.5 million ($0.75 per share) and cash flow from operations before change in non-cash working capital grew 52% to $46.8 million ($1.29 per share) from $30.8 million ($1.03 per share) in the first nine months of 2004.

Revenue

Canadian Operations

Revenue from Canadian operations for the third quarter of 2005 increased 29% to $69.4 million versus $53.6 million recorded in the 2004 three-month period. Canadian fracturing revenue for the third quarter totaled $65.4 million compared to $49.4 million in the corresponding period of 2004. Year-over-year revenue was positively impacted by the introduction of two new conventional, two CBM fracturing spreads and five cement pumpers. A price book increase to the Company's service offerings that became effective July 1, 2005, high energy prices and strong demand for the Company's pressure pumping service lines also contributed to the higher revenue base. While revenues increased substantially on a period-over-period basis, they were negatively impacted by inconsistent weather patterns in central and southern Alberta that hampered activity levels in the Company's shallow gas and CBM operations, and as a result, revenue for the quarter was well below Company expectations. Calfrac completed 1,521 Canadian fracturing jobs during the third quarter of 2005 for an average revenue of $43,021 per job compared to 1,558 jobs for $31,710 per job the prior year. Improved per job revenues were attributable to significant increases in the size of fracturing jobs in all operating districts and the number of CBM jobs completed. Another contributing factor to the 36% increase in per job revenue was that a greater proportion of work was completed in the deeper, more technically challenging areas of northern Alberta, which tend to be larger jobs with higher margins. As mentioned above, the increase in per job revenues also reflect a 5% to 9% price book increase for the Company's service offerings that became effective July 1, 2005.

For the nine months ended September 30, 2005, revenue from Canadian operations increased 33% to $184.1 million from $138.7 million in 2004, while Canadian fracturing revenue totaled $171.3 million versus $126.8 million a year ago. During the first nine months of 2005, inclement weather had a negative impact on revenue. The Company completed 4,000 Canadian fracturing jobs for an average revenue of $42,813 per job versus 3,939 jobs for $32,186 per job in 2004. While the Company recorded significant increases in job counts in the deeper, more technical areas of northern Alberta and British Columbia, it experienced lower activity levels in southern Alberta due to weather related issues. Improved per job revenues for the first nine months of the year were a result of increases in the size of jobs in all operating districts and the number of CBM jobs completed. While revenue from CBM operations was higher on a year-over-year basis, results could have been substantially better had it not been for inclement weather experienced throughout the summer months.

Revenue from coiled tubing operations totaled $1.8 million in the 2005 three-month period versus $2.8 million a year ago. The total number of jobs completed in the third quarter of 2005 was 1,496 for an average revenue of $1,228 per job compared to 1,737 jobs for $1,624 per job in 2004. The 24% decrease in third quarter per job revenues was partially related to the

deployment of Calfrac's two deep coiled tubing units from the Western Canadian market to Russia. Consequently, the remaining coiled tubing fleet was focused on shallow gas operations in southern Alberta, which traditionally have lower revenues per job. Consistent with fracturing operations, shallow coiled tubing operations were negatively impacted by inconsistent weather in southern Alberta throughout the third quarter. During the first nine months of 2005, revenue from coiled tubing operations totaled $7.2 million compared to $10.1 million in 2004 with 3,539 jobs completed for an average revenue of $2,029 per job versus 5,027 jobs for $2,016 per job a year ago. Coiled tubing operations for the nine-month period were negatively impacted by the same weather patterns that hampered the Company's fracturing operations.

Revenue from the Company's cementing operations totaled $2.1 million for the three months ended September 30, 2005, an increase of 50% from the $1.4 million recorded in the third quarter of 2004. The Company completed 243 jobs during the third quarter for an average revenue of $8,709 per job compared to 210 cementing jobs or $6,728 per job in 2004. The increase in revenue per job figures correspond with an increase in the size of jobs being completed during the quarter as well as a price book increase that became effective July 1, 2005. The increase in the number of cement jobs can be directly attributed to a larger fleet of equipment although, consistent with fracturing operations, this increase was tempered by inclement weather patterns throughout the third quarter. The Company commenced cementing operations on June 1, 2004. Through the first nine months of 2005, revenue from cementing operations totaled $5.6 million versus $1.8 million for the period June 1, 2004 to September 30, 2004. The Company completed 718 jobs for an average revenue of $7,826 per job in the first nine months of 2005 versus 263 jobs or $6,800 per job from June 1, 2004 to September 30, 2004. The Company expects these operations to become a larger contributor to its financial results in the future through an expanded fleet of equipment and fully integrated marketing and operational capabilities.

United States Operations

Revenue from United States operations totaled $8.0 million for the three months ended September 30, 2005 versus $6.9 million recorded in the same period of 2004. The 16% increase can be partially attributed to the deployment of one of the Company's two fracturing spreads from the DJ Basin to the Piceance Basin in western Colorado. The activity level recorded during the third quarter was very encouraging and provides the foundation for future growth in this area. During the third quarter of 2005, the Company completed 124 U.S. fracturing jobs for an average revenue of $64,422 per job compared to 96 jobs for $71,880 per job in 2004. The decrease in per job revenues was primarily related to a weaker U.S. dollar on a year-over-year basis. For the nine months ended September 30, 2005, revenue from U.S. operations totaled $18.6 million compared to $20.2 million recorded in 2004. During the first nine months of 2005, Calfrac completed 276 U.S. fracturing jobs for an average revenue of $67,541 per job compared to 271 jobs for $74,534 per job recorded a year ago. The period-over-period decrease in revenue and revenue per job was primarily due to a stronger Canadian dollar and lower activity levels by the Company's customers in the DJ Basin, where the majority of Calfrac's operations were based during the first half of the year.

Russian Operation

The Company commenced coiled tubing operations in Western Siberia, Russia late in the third quarter of 2005, and as a result, revenue from these operations was not material for the period.

Gross Margin

The Company recorded consolidated gross margin of $25.7 million in the

third quarter of 2005, an increase of 24% from the $20.7 million recorded in the same period of 2004. As a percentage of revenue, consolidated gross margins were 33.2% for the 2005 three-month period compared to 34.2% a year ago. For the nine months ended September 30, 2005, consolidated gross margins increased 33% to $65.8 million from $49.4 million a year ago as a result of a larger fleet of equipment and strong demand for the Company's service offerings in Western Canada. Consolidated gross margins for the first nine months of 2005 improved to 32.4% from 31.1% recorded in 2004 due primarily to higher per job revenues that were somewhat offset by higher operating expenses.

Expenses

Operating Expenses

During the quarter, operating costs increased 30% to total $51.7 million versus $39.8 million in the third quarter of 2004 due to a larger fleet of equipment, higher levels of activity and inclement weather patterns that resulted in higher proportional personnel costs. Since most of the Company's field personnel earn a base salary that approximates one-half of their total compensation, lower levels of activity, like that experienced in the second and third quarter, has a negative impact on gross margins. Operating expenses in the three-month period were also negatively impacted by higher per unit nitrogen costs due to the lower volumes required during lower than expected quarterly CBM activity. Under the terms of a cost of service agreement with a leading Western Canadian nitrogen supplier, the cost to produce nitrogen is largely fixed in nature, and consequently, lower volumes result in a higher per unit cost. Higher district costs were also incurred during the third quarter of 2005 in order to support the rollout of four additional fracturing spreads, three coiled tubing units and two cementing units currently being constructed as part of the Company's 2005 capital program. This equipment is expected to be deployed throughout the fourth quarter. The Company has been proactive in hiring field personnel in advance of new equipment rollouts to ensure that its employees are adequately trained to operate the added equipment. For the nine months ended September 30, 2005, operating costs rose 25% to $136.9 million compared to $109.5 million recorded a year ago due primarily to higher activity levels. The Company experienced higher labour, fuel and maintenance costs. Labour costs increased in order to remain competitive in retaining existing staff and attracting and training a new base of qualified personnel required to meet growing operational demands. The increase in maintenance costs reflects the high utilization of equipment as well as the fact that as Calfrac's equipment ages, more resources are required to keep them operating to the Company's high standards. While its equipment is still considered relatively new by industry standards, maintenance costs are expected to increase going forward as assets that were put into service over the past several years start to require overhauls due to the recent high levels of activity. Although a portion of the increases in labour and fuel were passed on to Calfrac's customers, a portion also reduced the Company's margins. The Company also incurred expenses during the quarter in relation to the opening of a district office in Grand Junction, Colorado that coincides with the deployment of a fracturing spread to the Piceance Basin of Colorado. The higher operating expenses also reflect the commencement of coiled tubing operations in Russia, which include costs for setting up an operational base in Noyabrisk in Western Siberia and those related to equipment start-up.

Selling, General and Administrative Expenses

Selling, general and administrative ("SG&A") expenses totaled $7.3 million for the quarter ended September 30, 2005 compared to $5.5 million in 2004. As a percentage of revenue, SG&A expenses for the third quarter of 2005 were 9%, consistent with the corresponding period a year ago. During the

first nine months of 2005, SG&A expenses totaled $20.3 million versus $12.4 million in 2004. As a percentage of revenue, SG&A expenses increased to 10% in the 2005 nine-month period compared to 8% a year ago. The increases in SG&A expenses coincide with overhead requirements to support the Company's growth. As Calfrac's employee base continues to grow with the scope of its operations, the Company is taking proactive measures to ensure that it is hiring and retaining the right people and that appropriate levels of training are provided to ensure that personnel work in a safe and efficient environment prior to new equipment being placed into service. The increases in SG&A expenses can also be partially attributed to a stock-based compensation expense of $1.8 million recorded during the third quarter of 2005 and $4.0 million for the nine-month period ended September 30, 2005 related to the implementation of a new long-term incentive plan for directors, officers and employees. For the three and nine-month periods ended September 30, 2005, the Company also chose to expense costs of $0.4 million and $1.4 million, respectively, related to the Company's initiative to commence coiled tubing operations in Russia. Additional costs were also incurred relating to the acquisition of the remaining interest in Ram Cementers Inc. earlier this year.

Interest, Depreciation and Other Expenses

The Company recorded interest expense of $11,000 for the quarter ended September 30, 2005 compared to interest expense of $65,000 in 2004 and interest income of $0.2 million for the first nine months of 2005 versus interest expense of $0.6 million a year ago. The changes were primarily as a result of debt repayments totaling $22.8 million made at the end of March 2004 as well as net proceeds of $26.9 million resulting from a public offering of the Company's shares completed in August 2004. Depreciation expense rose 50% to $4.6 million from $3.1 million in the third quarter of 2004. For the nine months ended September 30, 2005, depreciation expense totaled $12.4 million, an increase of 48% over the $8.4 million recorded a year ago due to a full year of depreciation relating to equipment additions made during the latter part of 2004 and the first nine months of 2005 as part of the Company's capital program.

Income Tax

The Company recorded income tax expense of $0.7 million for the quarter ended September 30, 2005 versus $0.4 million recorded the prior year. Current tax expense for the quarter was $0.4 million, which was attributed to large corporation and withholding tax associated with the Company's U.S. operations, compared to $0.5 million in 2004. Calfrac recorded a future income tax expense of $0.3 million for the three months ended September 30, 2005, which related primarily to the timing of deductibility of certain expenses for tax purposes, compared to a recovery of $0.2 million recorded in the third quarter of 2004. During the first nine months of 2005, the Company recorded an income tax expense of $0.5 million compared to $4.4 million in 2004. The current tax expense for the 2005 nine-month period was $0.2 million compared to an expense of $4.8 million a year ago. The majority of the current tax provision for 2004 related to the profitability of the Company prior to the amalgamation with Denison Energy Inc. on March 24, 2004. As a result of the business combination, Calfrac significantly reduced its current income tax related to Canadian operations. The Company recorded a future income tax expense of $0.3 million in the first nine months of 2005 versus a recovery of $0.5 million in 2004.

Net Income

During the third quarter of 2005, the Company recorded net income of $12.9 million or $0.36 per share compared to $11.8 million or $0.34 per share a year ago. For the nine months ended September 30, 2005, net income totaled

$32.7 million or $0.90 per share compared to $22.5 million or $0.75 per share in 2004. This growth in earnings was due to increased revenue resulting from strong demand for the Company's service offerings and a larger fleet of equipment.

Cash Flow

Cash flow from operations before change in non-cash working capital for the three months ended September 30, 2005 totaled $18.5 million or $0.51 per share compared to $14.9 million or $0.43 per share recorded in 2004. During the first nine months of 2005, cash flow from operations before change in non-cash working capital totaled $46.8 million or $1.29 per share versus $30.8 million or $1.03 per share in 2004. During 2005, cash flow was used to finance the Company's capital expenditures program and fund operations.

Summary of Quarterly Results

Three Months Ended	Dec.31, 2003	Mar.31, 2004	Jun.30, 2004	Sep.30, 2004	Dec.31, 2004
(000s, except per share data) (unaudited)	($)	($)	($)	($)	($)
Revenue	48,064	57,298	41,066	60,538	82,477
Gross margin	17,031	21,063	7,643	20,732	34,346
Net income (loss)	7,336	9,068	1,657	11,771	23,134
Per share					
- basic(1)	0.38	0.44	0.05	0.34	0.64
- diluted(1)	0.38	0.44	0.05	0.34	0.64
Cash flow from operations(2)	10,530	11,235	4,674	14,880	28,156
Per share					
- basic(1)	0.54	0.54	0.14	0.43	0.78
- diluted(1)	0.54	0.54	0.14	0.43	0.78
EBITDA(3)	14,384	16,186	4,591	15,299	27,950
Per share					
- basic(1)	0.74	0.78	0.13	0.44	0.77
- diluted(1)	0.74	0.78	0.13	0.44	0.77
Capital expenditures	4,377	12,430	11,311	12,740	14,846
Working capital	6,764	17,934	8,280	36,427	49,578
Shareholders' equity	57,431	110,490	112,065	151,402	174,956
Fracturing spreads (No.)					
Conventional	9	9	10	11	12
Natural gas from coal	1	2	2	2	2
Total	10	11	12	13	14

Three Months Ended	Mar.31, 2005	Jun.30, 2005	Sep.30, 2005
(000s, except per share data) (unaudited)	($)	($)	($)
Revenue	80,694	44,619	77,377
Gross margin	32,437	7,630	25,694
Net income (loss)	21,670	(1,876)	12,947

Per share			
- basic(1)	0.60	(0.05)	0.36
- diluted(1)	0.59	(0.05)	0.35
Cash flow from operations(2)	26,015	2,280	18,503
Per share			
- basic(1)	0.72	0.06	0.51
- diluted(1)	0.71	0.06	0.51
EBITDA(3)	25,339	1,907	18,234
Per share			
- basic(1)	0.70	0.05	0.50
- diluted(1)	0.69	0.05	0.50
Capital expenditures	22,108	25,653	29,241
Working capital	49,103	22,301	12,962
Shareholders' equity	197,091	192,508	207,679
Fracturing spreads (No.)			
Conventional	13	13	13
Natural gas from coal	3	4	4
Total	16	17	17

1. Historical per share information for 2003 has been calculated using 19,467,012 shares outstanding calculated in accordance with Canadian GAAP for reverse takeover transactions and after adjusting for the two-for-one stock split. Historical per share information for 2004 also reflects the two-for-one stock split.

2. Cash flow is defined as "Cash provided by operating activities before changes in non-cash working capital." Cash flow and cash flow per share are measures that provide shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations. Management utilizes these measures to assess the Company's ability to finance operating activities and capital expenditures. Cash flow and cash flow per share are not measures that have any standardized meaning prescribed by Canadian GAAP, and accordingly, may not be comparable to similar measures used by other companies.

3. EBITDA represents income before interest, taxes, depreciation and amortization. EBITDA is not a term that is approved under Canadian GAAP as the calculation of EBITDA is not always used consistently by reporting issuers. Accordingly, EBITDA, as the term is used herein, may not be comparable to EBITDA as reported by other entities. EBITDA is presented because it is frequently used by security analysts and others in evaluating companies and their ability to service debt.

Liquidity and Capital Resources

For the three and nine-month periods ended September 30, 2005, the Company generated cash flow from operations of $18.5 million and $46.8 million, respectively. As at September 30, 2005, Calfrac had positive working capital of $13.0 million, which was less than the year-end working capital position of $49.6 million due primarily to the Company's aggressive capital program. Long-term debt, net of current portion, totaled $2.0 million, thereby effectively rendering the Company debt-free.

Capital expenditures for the three and nine months ended September 30, 2005 totaled $29.2 million and $77.0 million, respectively. A portion of the year-to-date expenditures related to the completion of the 2004 capital program, including the construction of an additional conventional fracturing spread to be based in Medicine Hat, Alberta and two additional spreads specifically designed to complete high rate nitrogen fractures on CBM wells in

Canada. The remaining portion of the capital expenditures were related to the 2005 capital budget, which was increased to $132 million. Excluding the completion of fracturing spreads from the 2004 capital program, the 2005 capital program contemplates the addition of six conventional fracturing spreads, three deep coiled tubing units, three cementing pumpers as well as additional infrastructure. Although the Company has experienced some minor delays relating to equipment deliveries, it expects to rollout all of the equipment noted above in time for the winter drilling season, with the exception of two deep fracturing spreads approved by the Board of Directors in May 2005 that are anticipated to be delivered early in 2006.

On February 11, 2005, the Company acquired the remaining 30% interest in Ram Cementers Inc. ("Ram"), thereby making Ram a wholly owned subsidiary of Calfrac. Subsequent thereto, Ram was wound-up into Calfrac and all operating, marketing and financial activities became fully integrated within Calfrac.

On February 7, 2005, the shareholders of the Company voted in favour of a two-for-one subdivision of the Company's common shares. Common shares began trading on a split basis on the Toronto Stock Exchange on February 17, 2005. As at the date of this report, the Company had 36,324,546 common shares outstanding.

On May 19, 2005, the Board of Directors adopted a semi-annual dividend policy. On June 15, 2005, the Company paid its initial common share dividend in the amount of $1.8 million or $0.05 per share. The initial dividend was paid to all shareholders of record on June 1, 2005. The Company intends to declare a semi-annual dividend in mid-December with payment to be made early in January 2006. Details regarding the dividend will be announced upon approval by the Company's Board of Directors.

During the second quarter, the Company entered into long-term contracts with two leading oil and gas companies operating in Western Canada for the provision of fracturing services. The contracts result in the dedication of five fracturing spreads to these customers for contracted terms of between two and four years and contain minimum work commitments for each spread. Three of these spreads will be focused on the completion of high rate nitrogen fractures on CBM wells, while the remaining two spreads will be dedicated to shallow gas activity in southern Alberta. These contracts will be serviced by Calfrac's existing fleet and equipment currently being manufactured as part of Calfrac's 2005 capital budget. The contracts are consistent with Calfrac's philosophy of having a prescribed level of its equipment fleet operating under long-term contracts.

The Company's existing credit facilities include a line of credit of $15.0 million with advances bearing interest at either the bank's prime rate or Bankers' Acceptance plus 1.125%. All advances are repayable on demand. The Company has drawn $4.7 million of this line as at September 30, 2005. The credit facility also includes a revolving $25.0 million term loan that bears interest at either the bank's prime rate plus 0.625% or Bankers' Acceptance plus 1.5%. The facility is to be secured by new equipment acquisitions and is undrawn as at the date of this report.

With its current working capital position, available credit facilities and anticipated cash flow from operations, the Company expects to have adequate resources to fund its financial obligations for the balance of 2005.

Critical Accounting Estimates

This MD&A is based on Calfrac's consolidated financial statements that have been prepared in accordance with Canadian GAAP. The Company's significant accounting policies are described in note 2 to the annual consolidated financial statements as at December 31, 2004. The preparation of the consolidated financial statements requires that certain estimates and judgements be made concerning the reported amount of revenues and expenses and the carrying values of assets and liabilities. These estimates are based on historical experience and management's judgement. Anticipating future events involves uncertainty, and consequently, the estimates used by management in

the preparation of the consolidated financial statements may change as future events unfold, additional experience is acquired or the environment in which the Company operates changes. The accounting estimates that have the greatest impact on the Company's financial results are depreciation, results of legal action, taxation and valuation of stock option benefits.

Depreciation of the Company's property and equipment incorporates estimates of useful lives and residual values. These estimates may change as more experience is obtained or as general market conditions change, thereby impacting the operation of the Company's property and equipment.

As described in note 4 to the annual consolidated financial statements, the amount of the future tax asset and deferred tax credit in respect of the income tax pools available to the Company have been based on tax filings to date. The income tax rates used to calculate the amount of the asset have been based on available information on future income tax rates. The income tax authorities have not audited any of these pools so far as they relate to the Company.

As described in note 7 to the interim consolidated financial statements, the Company is involved in a number of legal actions in Greece. Management evaluates the likelihood of potential liabilities being incurred and the amount of such liabilities after careful examination of available information and discussions with its legal advisors. As these actions have yet to reach a status where the direction of a court's decision can be determined with any reliability, management is unable to evaluate its potential exposure to these legal actions at this time. The Company does not expect these claims to be material.

Effective January 1, 2005, the Company adopted the Canadian Accounting Standards Board amendment to Handbook Section 3860 "Financial Instruments - Disclosure and Presentation" along with Canadian Accounting Guideline 15 ("AcG 15") "Consolidation of Variable Interest Entities (VIEs)." The only effect on the consolidated financial statements from the adoption of these guidelines was the requirement to consolidate the trust as described in note 5 to the interim consolidated financial statements.

Outlook

Similar to the year's second quarter, the Company's operations in Canada during the third quarter of 2005 were impacted by weather related issues such that the Company was unable to complete all scheduled projects. This work is now expected to be completed during the fourth quarter of 2005 and first quarter of 2006. Calfrac believes that positive market fundamentals will continue to support strong demand for its service offerings throughout the remainder of 2005 and beyond, and the Company's 2005 capital program will assist in meeting this demand. The Petroleum Services Association of Canada's ("PSAC") 2006 Canadian Drilling Activity Forecast predicts 25,290 wells to be rig released, which would represent a new record for Western Canada. As the vast majority of these wells are expected to be focused on natural gas drilling and with the Company's services being highly levered to natural gas production, it is expected that this activity will be the foundation of strong operating results. Demand for the Company's services that are specifically related to CBM applications continues to be very encouraging. The PSAC forecast for 2006 predicts 3,500 CBM wells will be drilled, another record for Western Canada. As Calfrac is generally acknowledged as a leading service provider in this area with one of the largest and most technically advanced fleet of equipment servicing this specialty market, the Company expects to continue to maintain its leadership position through focus on improving technology and operating efficiency. On July 1, 2005, the Company implemented a price book increase ranging from 5% to 9% depending on the nature of service provided. This increase should result in improved financial returns through the remainder of 2005 and beyond.

Calfrac remains committed to growing its U.S. operations. Fundamentals associated with oil and gas activity in the Rocky Mountain region of the

United States are strong. The Company has recently opened a new district office in Grand Junction, Colorado to assist in servicing this market and has also recently deployed a fracturing spread to western Colorado with results thus far particularly encouraging, thereby providing optimism for the remainder of the year. Additions to the management team combined with the construction of a third dedicated U.S. fracturing spread to be put into service during the first quarter of 2006 will provide the foundation for future growth in this market.

The acquisition of the remaining interest in Ram during the first quarter and the 2005 capital program reaffirms Calfrac's long-term commitment for growing the cementing business line. With the planned addition of seven cementing pumpers during 2005, the Company will almost triple the size of this operating unit. Combining a larger fleet of equipment with the integration of operations and marketing efforts under the Calfrac banner, the Company expects that the cementing business will become a more significant contributor to the future financial performance of the Company.

The Company recently commenced operations in Russia under a long-term contract for the supply of two deep coiled tubing units including nitrogen, fluid pumping and related well service equipment to the Russian well service market. These units, which have been supplied from Calfrac's current Canadian operating fleet and upgraded for Russian operations, are currently operating in Western Siberia. Calfrac is replacing these units in Canada with newly manufactured units that are included in its 2005 capital program and that will be put into service in the fourth quarter of 2005. Calfrac's intention is to continue to review other long-term supply based opportunities in Russia with the mandate to grow this operation by diversifying its customer base and expanding its service offerings to include fracturing, acidizing and cementing. Calfrac has numerous senior executives and management with extensive Russian well service industry experience. The foregoing, in conjunction with demand in this market for Western technology, makes the Company well positioned to effectively and profitably operate and grow in this market.

Risks and Uncertainties

This document contains forward-looking statements based on current expectations that involve a number of business risks and uncertainties. The factors that could cause results to differ materially include, but are not limited to, national and global economic conditions, crude oil and natural gas prices, foreign currency fluctuations, impact of the Kyoto Protocol, weather conditions, the ability of oil and gas companies to raise capital, and other unforeseen circumstances that could impact the use of services provided by Calfrac.

Third Quarter Conference Call

Calfrac will be conducting a conference call for interested analysts, brokers, investors and media representatives to review its third quarter results at 10:00 a.m. (Calgary time) on Wednesday, November 9, 2005. The conference call dial-in number is 1-866-250-4910. Seven day replay: 1-877-289-8525 and enter 21157797 followed by the number sign. A webcast of the conference call may be accessed via the Company's website at www.calfrac.com.

Calfrac Well Services Ltd. is a leading provider of specialized oilfield services, including fracturing, coiled tubing, cementing and well stimulation services, which are designed to increase the production of hydrocarbons from wells drilled throughout Western Canada, the Rocky Mountain region of the United States and Western Siberia, Russia. The common shares of Calfrac are listed for trading on the Toronto Stock Exchange under the symbol CFW. For additional information, visit the Company's website at www.calfrac.com.

82-34701

SEDAR

Additional information relating to the Company, including its Annual Information Form, can be accessed on the Company's website at www.calfrac.com and on the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com.

Forward-Looking Statements

Certain statements contained in this report, including statements that may contain words such as "anticipates," "can," "may," "expect," "believe or believes" and "will" and similar expressions are forward-looking statements. These statements may include, but are not limited to, future capital expenditures, future financial resources, future oil and gas well activity, outcome of specific events, and trends in the oil and gas industry. These statements are derived from certain assumptions and analyses made by the Company based on its experience and interpretation of historical trends, current conditions and expected future developments, and other factors that it believes are appropriate in the circumstances. These statements or predictions are subject to a number of known and unknown risks and uncertainties, which are discussed previously in this report, that could cause actual results to differ materially from the Company's expectations. Consequently, all of the forward-looking statements made in this report are qualified by these cautionary statements and there can be no assurance that actual results or developments anticipated by the Company will be realized, or that they will have the expected consequences or effects on the Company or its business or operations. The Company assumes no obligation to update publicly any such forward-looking statements, whether as a result of new information, future events or otherwise.

CONSOLIDATED BALANCE SHEETS

As at	September 30, 2005	December 31, 2004
(000s) (unaudited)	($)	($)
Assets		
Current assets		
Cash and cash equivalents	-	27,830
Accounts receivable	55,208	56,609
Income taxes recoverable	159	140
Inventory	3,569	2,688
Prepaid expenses and deposits	2,182	1,363
	61,118	88,630
Capital assets	185,009	120,615
Long-term investment (note 3)	324	-
Intangible assets	-	36
Goodwill	6,003	3,604
Future income taxes	43,212	53,311
	295,666	266,196
Liabilities		
Current liabilities		
Bank indebtedness	4,126	-
Accounts payable and accrued liabilities	42,911	35,408
Current portion of long-term debt	1,119	3,644

	48,156	39,052
Long-term debt	2,029	3,958
Deferred credit	37,802	47,609
Non-controlling interest	-	621
	87,987	91,240
Shareholders' equity		
Capital stock (note 4)	138,513	136,473
Shares held in trust (note 5)	(1,385)	-
Contributed surplus	1,787	651
Retained earnings	68,764	37,832
	207,679	174,956
	295,666	266,196

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

	Three Months Ended September 30, 2005	Three Months Ended September 30, 2004	Nine Months Ended September 30, 2005	Nine Months Ended September 30, 2004
(000s, except per share data) (unaudited)	($)	($)	($)	($)
Revenue	77,377	60,538	202,690	158,902
Expenses				
Operating	51,683	39,806	136,929	109,465
Selling, general and administrative	7,301	5,492	20,319	12,382
Restructuring costs	-	-	-	965
Equity share of income from long-term investments (note 3)	(67)	-	(324)	-
Other expenses (income)	95	(61)	131	10
Loss on disposal of capital assets	131	2	155	4
	59,143	45,239	157,210	122,826
	18,234	15,299	45,480	36,076
Depreciation	4,603	3,064	12,403	8,408
Amortization of intangibles	-	30	37	179
Interest expense (income)	11	65	(196)	608
Income before income taxes	13,620	12,140	33,236	26,881
Income tax expense (recovery)				
Current	348	510	224	4,836
Future	325	(155)	292	(471)
	673	355	516	4,365
Income before non-controlling interest	12,947	11,785	32,720	22,516

82-34904

Non-controlling interest	-	14	(21)	20
Net income for the period	12,947	11,771	32,741	22,496
Retained earnings, beginning of period	55,817	2,927	37,832	42,711
Dividends	-	-	(1,809)	-
Effect of change in accounting for stock-based compensation	-	-	-	(829)
Purchase and cancellation of shares	-	-	-	(53,866)
Elimination of deficit on amalgamation	-	-	-	4,186
Retained earnings, end of period	68,764	14,698	68,764	14,698
Earnings per share				
Basic	0.36	0.34	0.90	0.75
Diluted	0.35	0.34	0.90	0.75

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2005	2004	2005	2004
(000s) (unaudited)	($)	($)	($)	($)
Cash provided by (used in)				
Operating activities				
Net income for the period	12,947	11,771	32,741	22,496
Items not involving cash				
Depreciation and amortization	4,603	3,094	12,440	8,587
Stock-based compensation	564	154	1,515	154
Equity share of income from long-term investments	(67)	-	(324)	-
Loss on disposal of capital assets	131	2	155	4
Future income taxes	325	(155)	292	(471)
Non-controlling interest	-	14	(21)	20
Funds provided by operations	18,503	14,880	46,798	30,790
Net change in non-cash working capital	(13,915)	(12,542)	7,186	(15,340)
	4,588	2,338	53,984	15,450
Financing activities				
Net proceeds from share issues received on amalgamation	-	-	-	92,948
Issue of long-term debt	-	1,175	2,013	1,175
Long-term debt repayments	(2,161)	(2,781)	(6,466)	(30,179)
Dividends	-	-	(1,809)	-
Net proceeds on issuance of common shares	1,660	26,912	1,660	26,912
Purchase of common shares	-	-	(1,385)	(58,437)

82 34707

	(501)	25,306	(5,987)	32,419
Investing activities				
Purchase of capital assets	(29,241)	(12,740)	(77,002)	(36,481)
Proceeds on disposal of capital assets	20	12	49	59
Acquisition of subsidiary, net of cash acquired	-	-	(3,000)	(1,759)
	(29,221)	(12,728)	(79,953)	(38,181)
Increase (decrease) in cash position	(25,134)	14,916	(31,956)	9,688
Cash and cash equivalents, beginning of period	21,008	9,740	27,830	14,968
Cash (bank indebtedness), end of period	(4,126)	24,656	(4,126)	24,656

See accompanying notes to the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Nine Months Ended September 30, 2005
(000s, except per share data) (unaudited)

1. Basis of Presentation

   The interim financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements. The interim financial statements should be read in conjunction with the most recent annual financial statements.

2. Seasonality of Operations

   The business of Calfrac Well Services Ltd. (the "Company") is seasonal in nature. The lowest activity levels are experienced during the second quarter of the year when road weight restrictions are in place and access to wellsites in Canada is reduced.

3. Summary of Significant Accounting Policies

   The interim financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements, except for:

   Long-Term Investments

   In 2005, the Company commenced equity accounting for its investment in shares of a company over which it has significant influence. Under the equity method of accounting, investments are carried at their original cost plus the Company's cumulative share of earnings, less any dividends received.

4. Capital Stock

Authorized capital stock consists of an unlimited number of common shares.

On February 7, 2005, the shareholders of the Company voted in favour of a two-for-one subdivision of the Company's common shares that took effect on February 17, 2005. Comparative per share information has been restated to reflect the two-for-one split.

Continuity of Common Shares (year-to-date)	Shares	Amount
	(No.)	($)
Balance, January 1, 2005	18,107,277	136,473
Two-for-one split, February 17, 2005	18,107,277	-
Issued upon exercise of stock options	105,594	2,040
Balance, September 30, 2005	36,320,148	138,513

5. Shares Held in Trust

The Company has established a Trust to purchase and hold Company stock on behalf of certain employees who have elected to receive a portion of their annual bonus entitlement in the form of Company shares. To date, 43,637 shares have been purchased on the open market at a cost of $1,385. These shares will vest with employees on March 15, 2006 at which time they will be distributed to those individuals participating in the plan. These shares are not considered outstanding for purposes of calculating basic earnings per share, but are included in the calculation of diluted earnings per share.

6. Stock Options

Continuity of Stock Options (year-to-date)	Options	Average Exercise Price
	(No.)	($)
Outstanding, January 1, 2005	840,200	16.07
Granted during the period	140,100	29.92
Exercised for common shares	(105,954)	15.73
Forfeited	(40,000)	17.23
Balance, September 30, 2005	834,706	18.38

The number of options outstanding at January 1 has been adjusted to reflect the two-for-one common share split on February 17, 2005

All stock options vest equally over three years and expire three and one-half years from the date of grant. When stock options are exercised, the proceeds, together with the amount of compensation expense previously recorded in contributed surplus, is added to capital stock.

7. Contingencies

As a result of the acquisition and amalgamation with Denison Energy

Inc. ("Denison") in 2004, the Company assumed certain legal obligations relating to Denison's Greek operations.

In 1998, a consortium in which a Greek subsidiary of Denison participated, terminated employees in Greece as a result of the cessation of its oil and gas operations in that country. Several groups of employees have filed claims alleging that their termination was invalid and that their severance pay was improperly determined.

In 1999, the largest group of plaintiffs received a ruling from the Athens Court of First Instance that their termination was invalid and that compensation was due to the employees. This decision was appealed to the Athens Court of Appeal, which allowed the appeal in 2001 and annulled the above-mentioned decision of the Athens Court of First Instance. The said group of employees has filed an appeal with the Supreme Court of Greece, which is scheduled to be heard on November 14, 2006.

Several other smaller groups of employees have filed similar cases in various courts in Greece. Some of these cases were heard in 2004. In general, the finding of these courts has been that the termination of the employees was valid and in some instances have awarded the employees immaterial amounts of additional compensation and in one case have referred the matter back to a lower court to be reheard based on more specific grounds.

As a result of the above-mentioned court hearings, a majority of the number of former employees with respect to these smaller groups of claimants have received payment of the immaterial amounts awarded to them and waived their right of recourse to the Supreme Court of Greece. The remainder have filed an appeal to the Supreme Court of Greece or have advised that they are waiting for the outcome of the November 14, 2006 hearing of the Supreme Court of Greece before proceeding further.

The direction and financial consequence of the potential decision in these actions cannot be determined at this time.

8. Segmented Information

The Company's activities are conducted in two geographic segments: Canada and the United States. All activities are related to stimulation and cementing services to the oil and gas industry.

	Canada	United States	Inter-segment Eliminations	Consol-idated
(000s)	($)	($)	($)	($)
Three Months Ended September 30, 2005				
Revenue	69,389	7,988	-	77,377
Net income	12,885	62	-	12,947
Segmented assets	293,283	14,618	(12,235)	295,666
Capital expenditures	26,318	2,923	-	29,241
Goodwill	6,003	-	-	6,003
Three Months Ended September 30, 2004				

Revenue	53,637	6,901	-	60,538
Net income	11,452	319	-	11,771
Segmented assets	240,527	6,857	(2,905)	244,479
Capital expenditures	12,716	24	-	12,740
Goodwill	3,604	-	-	3,604
Nine Months Ended September 30, 2005				
Revenue	184,049	18,641	-	202,690
Net income (loss)	33,924	(1,183)	-	32,741
Segmented assets	293,283	14,618	(12,235)	295,666
Capital expenditures	71,548	5,454	-	77,002
Goodwill	6,003	-	-	6,003
Nine Months Ended September 30, 2004				
Revenue	138,703	20,199	-	158,902
Net income (loss)	22,652	(156)	-	22,496
Segmented assets	240,527	6,857	(2,905)	244,479
Capital expenditures	36,228	253	-	36,481
Goodwill	3,604	-	-	3,604

Note: Assets operated by Calfrac Well Services Corp. were acquired through a lease arrangement with Calfrac Well Services Ltd.

>>
%SEDAR: 00002062E

/For further information: Lorraine Graham, Calfrac Well Services Ltd., (403) 218-7491/
(CFW.)

CO: Calfrac Well Services Ltd.

CNW 23:05e 08-NOV-05

SEC MAIL PROCESSING SECTION
RECEIVED
2005
WASH, D.C.
213

TECHNOLOGIES THAT WORK...



IN THE FIELD

Q3

CALFRAC WELL SERVICES LTD. › THIRD QUARTER INTERIM REPORT
For the Three and Nine Months Ended September 30, 2005

HIGHLIGHTS ›

	Three Months Ended September 30,			Nine Months Ended September 30,		
	2005	2004	Change	**2005**	2004	Change
(000s, except per share data) (unaudited)	$	$	%	$	$	%
Financial						
Revenue	**77,377**	60,538	28	**202,690**	158,902	28
Gross margin	**25,694**	20,732	24	**65,761**	49,437	33
Net income	**12,947**	11,771	10	**32,741**	22,496	46
Per share – basic (1)	**0.36**	0.34	6	**0.90**	0.75	20
– diluted (1)	**0.35**	0.34	3	**0.90**	0.75	20
Cash flow from operations (2)	**18,503**	14,880	24	**46,798**	30,790	52
Per share – basic (1)	**0.51**	0.43	19	**1.29**	1.03	25
– diluted (1)	**0.51**	0.43	19	**1.28**	1.03	24
EBITDA (3)	**18,234**	15,299	19	**45,480**	36,076	26
Per share – basic (1)	**0.50**	0.44	14	**1.26**	1.20	5
– diluted (1)	**0.50**	0.44	14	**1.24**	1.20	3
Working capital	**12,962**	36,427	(64)	**12,962**	36,427	(64)
Shareholders' equity	**207,679**	151,402	37	**207,679**	151,402	37
Weighted average common shares outstanding (#)						
Basic (1)	**36,188,133**	34,888,468	4	**36,194,156**	29,973,510	21
Diluted (1)	**36,619,113**	34,888,468	5	**36,566,323**	29,973,510	22
	#	#	%	#	#	%
Operating						
Fracturing spreads as at September 30						
Conventional fracturing	**13**	11	18	**13**	11	18
Natural gas from coal	**4**	2	100	**4**	2	100
Total	**17**	13	31	**17**	13	31

1. Historical per share information has been adjusted for the two-for-one stock split approved by shareholders on February 7, 2005.

2. Cash flow is defined as "Cash provided by operating activities before changes in non-cash working capital." Cash flow and cash flow per share are measures that provide shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations. Management utilizes these measures to assess the Company's ability to finance operating activities and capital expenditures. Cash flow and cash flow per share are not measures that have any standardized meaning prescribed by Canadian GAAP, and accordingly, may not be comparable to similar measures used by other companies.

3. EBITDA represents income before interest, taxes, depreciation and amortization. EBITDA is not a term that is approved under Canadian GAAP as the calculation of EBITDA is not always used consistently by reporting issuers. Accordingly, EBITDA, as the term is used herein, may not be comparable to EBITDA as reported by other entities. EBITDA is presented because it is frequently used by security analysts and others in evaluating companies and their ability to service debt.

Letter to Shareholders

I am pleased to present the highlights for the three months ended September 30, 2005, the developments to date in the year's fourth quarter and the outlook for the balance of the year.

FINANCIAL HIGHLIGHTS ›

The third quarter of 2005 produced strong revenue, net income and operating cash flow. Unfortunately, for the second consecutive quarter, exceptionally wet operating conditions in central and southern Alberta hampered the Company's shallow gas and coalbed methane ("CBM") crews, and as a consequence, we were unable to achieve expected utilization resulting in work being carried forward into the next two quarters. During the third quarter, Calfrac introduced new training and recruiting programs, commenced operations in Russia, opened a new research, development and training centre in Calgary and a new district office in Grand Junction, Colorado. These important initiatives have laid the foundation for long-term future growth.

Despite the impact of wet weather on field operations, Calfrac achieved record revenues of $77.4 million for the three-month period with net income of $12.9 million or $0.36 per share and cash flow from operations, before change in non-cash working capital, of $18.5 million or $0.51 per share. During the quarter, our average consolidated revenue per fracturing job in Canada increased 36% to $43,021 from $31,710 recorded in the third quarter of 2004.

OPERATIONAL HIGHLIGHTS ›

In Canada, the Company's shallow gas and CBM operations continued to be impacted by wetter than normal conditions in central and southern Alberta. With Calfrac's concentration of 10 fracturing spreads in this area (6 dedicated to shallow gas fracturing and 4 to high rate nitrogen fracturing) out of our 15 total Canadian fracturing spreads, revenue for the quarter was below expectations. That being said, characteristic fall operating conditions have increased the work pace in these regions to record levels, thereby resulting in high utilization of these spreads.

Calfrac's strategy continues to be focused on growing in new geographic areas and in new complementary service lines. During the quarter, we completed a record number of fracturing jobs in our Grande Prairie, Alberta district that services northern Alberta and northeastern British Columbia. We also completed a record number of jobs in our cementing operations, which are currently based out of Strathmore and Red Deer, Alberta and are expanding in the fourth quarter of 2005 to Grande Prairie. These initiatives should help to minimize localized weather related issues in the future. Calfrac also continues to concentrate its growth in the deeper, more technically challenging areas of the Western Canadian Sedimentary Basin that generate higher per job revenues and margins.

In the United States Rocky Mountain region, activity levels late in the third quarter and to date in the fourth quarter have been very encouraging with our two fracturing spreads being highly utilized. In early September, Calfrac opened its Grand Junction operations facility that will service both the Piceance Basin of western Colorado and the Uintah Basin of eastern Utah. We have successfully hired experienced management and operations personnel providing for high job quality and operating efficiencies. An additional deep fracturing spread that will operate out of this district is currently under construction with delivery anticipated in the first quarter of 2006. The DJ Basin and eastern Colorado areas continue to show promise with improved utilization of equipment and crews.

During the third quarter, Calfrac's coiled tubing equipment arrived in Western Siberia, Russia at our district headquarters located near the city of Noyabrisk. The first coiled tubing unit and other related well service equipment commenced operations in late September with the second unit to be commissioned within the next several weeks. Our Russian-based management team continues to review other long-term service and supply opportunities in the region with a mandate to grow

this operation by diversifying our customer base and expanding our pumping service lines to include fracturing, acidizing and cementing.

FUTURE GROWTH ›

Industry activity in all three of Calfrac's operating areas (Western Canadian Sedimentary Basin, United States Rocky Mountain region and Western Siberia, Russia) is at high levels with strong demand for the type of pressure pumping services we offer.

In Western Canada, a record number of gas wells are expected to be completed during 2005 and The Petroleum Services Association of Canada's 2006 forecast indicates that 25,290 wells will be rig released, which bodes well for Calfrac as we roll out additional equipment over the next several months.

Calfrac's U.S. Rocky Mountain region continues to gain momentum with high utilization rates and growing customer demand for a highly technical, operation oriented, independent pressure pumping company. We recently opened our operating base in Grand Junction, Colorado to service both the Piceance and Uintah Basins and have expanded the operational area serviced by our Platteville, Colorado facility to include both the DJ Basin and eastern Colorado. Calfrac's investment in equipment, technology and people in this region has begun to pay off and the outlook for the remainder of 2005 and 2006 is very good, especially with the arrival of a deep fracturing spread to Grand Junction's base in early 2006.

The Russian market initiative is well underway with our first coiled tubing job completed in September and our second coiled tubing crew soon to be deployed. We have hired experienced operators (both expatriates and Russians) for the equipment and base located at Noyabrisk in Western Siberia and have transferred experienced Calfrac personnel from our existing North American operations to ensure continuity of our field operations and to replicate our corporate culture of service first and technologies that work in the field.

The four conventional fracturing spreads currently being constructed for the Canadian market as part of our $132 million 2005 capital program will be in operation during the fourth quarter. The three deep coiled tubing units will also be put into service during the fourth quarter with all of the budgeted cementing units to be in operation by year-end and stationed out of our Red Deer, Strathmore and Grande Prairie, Alberta operating districts. One deep fracturing spread will be allocated to our U.S. operation and delivered early in the first quarter of 2006. A second deep fracturing spread also to be delivered during the first half of 2006 will be deployed either in Canada or internationally depending on market opportunities.

CORPORATE ACTIVITIES ›

On October 17, 2005, the Company's Board of Directors accepted the resignation of Mr. Paul Little who served as a director of Calfrac and its predecessor company since May 1997. The Board and management of Calfrac thank Mr. Little for his contribution and guidance during his tenure and wish him well in his business endeavours.

OUTLOOK ›

Although wet weather translated to third quarter results that were below expectations, the fourth quarter should bring more normal operating conditions with all of our pumping service lines operating at record utilization rates. Due to the significant backlog of work and pent up demand, the Company expects further financial and operating performance gains during the fourth quarter of 2005 and into 2006 as we take advantage of our larger equipment fleet, diverse geographic operating areas and expanded service lines. We are excited about the future as we continue to unveil the largest capital and geographic expansion in our Company's history and we look forward to reporting on our progress throughout the remainder of the year and into 2006.

On behalf of the Board of Directors,

D.R. Ramsay

DOUGLAS R. RAMSAY
President & Chief Executive Officer

November 7, 2005

Management's Discussion and Analysis

This Management's Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited consolidated financial statements of Calfrac for the three and nine months ended September 30, 2005 and 2004 and the audited consolidated financial statements and annual MD&A for the years ended December 31, 2004 and 2003 together with the accompanying notes. The annual consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP").

This MD&A contains the term cash flow from operations, which should not be considered an alternative to or more meaningful than cash flow from operating activities, as determined in accordance with Canadian GAAP, as an indicator of the Company's performance. Cash flow is defined as "Cash provided by operating activities before changes in non-cash working capital." Cash flow and cash flow per share are measures that provide shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations. Management utilizes these measures to assess the Company's ability to finance operating activities and capital expenditures. Cash flow and cash flow per share are not measures that have any standardized meaning prescribed by Canadian GAAP, and accordingly, may not be comparable to similar measures used by other companies.

PERFORMANCE SUMMARY ›

Calfrac Well Services Ltd. recorded strong revenue, net income and cash flow figures for the three and nine months ended September 30, 2005. Strong demand for the Company's service offerings combined with a larger fleet of equipment provided the foundation for increased revenue during the third quarter. This demand was tempered by inclement weather in central and southern Alberta throughout much of the third quarter, thereby restricting access to customers' well locations and resulting in lower than expected activity in the Company's shallow gas and coalbed methane ("CBM") operations. While the Company was unable to complete all the work anticipated, demand is expected to be strong for the Company's service offerings within Western Canada throughout the remainder of the year and is expected to remain high into 2006, which should translate into strong operating and financial results in the final quarter of 2005 and the first quarter of 2006.

Revenue for the three-month period ended September 30, 2005 was a record $77.4 million, an increase of 28% over the $60.5 million reported a year ago. The Company had net income of $12.9 million ($0.36 per share) for the third quarter of 2005 versus net income of $11.8 million ($0.34 per share) in the same period of 2004, while cash flow from operations before change in non-cash working capital totaled $18.5 million ($0.51 per share) compared to $14.9 million ($0.43 per share) recorded in the 2004 three-month period. During the first nine months of 2005, revenue increased 28% to $202.7 million from $158.9 million a year ago, while net income rose 46% to $32.7 million ($0.90 per share) from $22.5 million ($0.75 per share) and cash flow from operations before change in non-cash working capital grew 52% to $46.8 million ($1.29 per share) from $30.8 million ($1.03 per share) in the first nine months of 2004.

REVENUE ›

Canadian Operations

Revenue from Canadian operations for the third quarter of 2005 increased 29% to $69.4 million versus $53.6 million recorded in the 2004 three-month period. Canadian fracturing revenue for the third quarter totaled $65.4 million compared to $49.4 million in the corresponding period of 2004. Year-over-year revenue was positively impacted by the introduction of two new conventional, two CBM fracturing spreads and five cement pumpers. A

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price book increase to the Company's service offerings that became effective July 1, 2005, high energy prices and strong demand for the Company's pressure pumping service lines also contributed to the higher revenue base. While revenues increased substantially on a period-over-period basis, they were negatively impacted by inconsistent weather patterns in central and southern Alberta that hampered activity levels in the Company's shallow gas and CBM operations, and as a result, revenue for the quarter was well below Company expectations. Calfrac completed 1,521 Canadian fracturing jobs during the third quarter of 2005 for an average revenue of $43,021 per job compared to 1,558 jobs for $31,710 per job the prior year. Improved per job revenues were attributable to significant increases in the size of fracturing jobs in all operating districts and the number of CBM jobs completed. Another contributing factor to the 36% increase in per job revenue was that a greater proportion of work was completed in the deeper, more technically challenging areas of northern Alberta, which tend to be larger jobs with higher margins. As mentioned above, the increase in per job revenues also reflect a 5% to 9% price book increase for the Company's service offerings that became effective July 1, 2005.

For the nine months ended September 30, 2005, revenue from Canadian operations increased 33% to $184.1 million from $138.7 million in 2004, while Canadian fracturing revenue totaled $171.3 million versus $126.8 million a year ago. During the first nine months of 2005, inclement weather had a negative impact on revenue. The Company completed 4,000 Canadian fracturing jobs for an average revenue of $42,813 per job versus 3,939 jobs for $32,186 per job in 2004. While the Company recorded significant increases in job counts in the deeper, more technical areas of northern Alberta and British Columbia, it experienced lower activity levels in southern Alberta due to weather related issues. Improved per job revenues for the first nine months of the year were a result of increases in the size of jobs in all operating districts and the number of CBM jobs completed. While revenue from CBM operations was higher on a year-over-year basis, results could have been substantially better had it not been for inclement weather experienced throughout the summer months.

Revenue from coiled tubing operations totaled $1.8 million in the 2005 three-month period versus $2.8 million a year ago. The total number of jobs completed in the third quarter of 2005 was 1,496 for an average revenue of $1,228 per job compared to 1,737 jobs for $1,624 per job in 2004. The 24% decrease in third quarter per job revenues was partially related to the deployment of Calfrac's two deep coiled tubing units from the Western Canadian market to Russia. Consequently, the remaining coiled tubing fleet was focused on shallow gas operations in southern Alberta, which traditionally have lower revenues per job. Consistent with fracturing operations, shallow coiled tubing operations were negatively impacted by inconsistent weather in southern Alberta throughout the third quarter. During the first nine months of 2005, revenue from coiled tubing operations totaled $7.2 million compared to $10.1 million in 2004 with 3,539 jobs completed for an average revenue of $2,029 per job versus 5,027 jobs for $2,016 per job a year ago. Coiled tubing operations for the nine-month period were negatively impacted by the same weather patterns that hampered the Company's fracturing operations.

Revenue from the Company's cementing operations totaled $2.1 million for the three months ended September 30, 2005, an increase of 50% from the $1.4 million recorded in the third quarter of 2004. The Company completed 243 jobs during the third quarter for an average revenue of $8,709 per job compared to 210 cementing jobs or $6,728 per job in 2004. The increase in revenue per job figures correspond with an increase in the size of jobs being completed during the quarter as well as a price book increase that became effective July 1, 2005. The increase in the number of cement jobs can be directly attributed to a larger fleet of equipment although, consistent with fracturing operations, this increase was tempered by inclement weather patterns throughout the third quarter. The Company commenced cementing operations on June 1, 2004. Through the first nine months of 2005,

revenue from cementing operations totaled $5.6 million versus $1.8 million for the period June 1, 2004 to September 30, 2004. The Company completed 718 jobs for an average revenue of $7,826 per job in the first nine months of 2005 versus 263 jobs or $6,800 per job from June 1, 2004 to September 30, 2004. The Company expects these operations to become a larger contributor to its financial results in the future through an expanded fleet of equipment and fully integrated marketing and operational capabilities.

United States Operations

Revenue from United States operations totaled $8.0 million for the three months ended September 30, 2005 versus $6.9 million recorded in the same period of 2004. The 16% increase can be partially attributed to the deployment of one of the Company's two fracturing spreads from the DJ Basin to the Piceance Basin in western Colorado. The activity level recorded during the third quarter was very encouraging and provides the foundation for future growth in this area. During the third quarter of 2005, the Company completed 124 U.S. fracturing jobs for an average revenue of $64,422 per job compared to 96 jobs for $71,880 per job in 2004. The decrease in per job revenues was primarily related to a weaker U.S. dollar on a year-over-year basis. For the nine months ended September 30, 2005, revenue from U.S. operations totaled $18.6 million compared to $20.2 million recorded in 2004. During the first nine months of 2005, Calfrac completed 276 U.S. fracturing jobs for an average revenue of $67,541 per job compared to 271 jobs for $74,534 per job recorded a year ago. The period-over-period decrease in revenue and revenue per job was primarily due to a stronger Canadian dollar and lower activity levels by the Company's customers in the DJ Basin, where the majority of Calfrac's operations were based during the first half of the year.

Russian Operations

The Company commenced coiled tubing operations in Western Siberia, Russia late in the third quarter of 2005, and as a result, revenue from these operations was not material for the period.

GROSS MARGIN ›

The Company recorded consolidated gross margin of $25.7 million in the third quarter of 2005, an increase of 24% from the $20.7 million recorded in the same period of 2004. As a percentage of revenue, consolidated gross margins were 33.2% for the 2005 three-month period compared to 34.2% a year ago. For the nine months ended September 30, 2005, consolidated gross margins increased 33% to $65.8 million from $49.4 million a year ago as a result of a larger fleet of equipment and strong demand for the Company's service offerings in Western Canada. Consolidated gross margins for the first nine months of 2005 improved to 32.4% from 31.1% recorded in 2004 due primarily to higher per job revenues that were somewhat offset by higher operating expenses.

EXPENSES ›

Operating Expenses

During the quarter, operating costs increased 30% to total $51.7 million versus $39.8 million in the third quarter of 2004 due to a larger fleet of equipment, higher levels of activity and inclement weather patterns that resulted in higher proportional personnel costs. Since most of the Company's field personnel earn a base salary that approximates one-half of their total compensation, lower levels of activity, like that experienced in the second and third quarter, has a negative impact on gross margins. Operating expenses in the three-month period

were also negatively impacted by higher per unit nitrogen costs due to the lower volumes required during lower than expected quarterly CBM activity. Under the terms of a cost of service agreement with a leading Western Canadian nitrogen supplier, the cost to produce nitrogen is largely fixed in nature, and consequently, lower volumes result in a higher per unit cost. Higher district costs were also incurred during the third quarter of 2005 in order to support the rollout of four additional fracturing spreads, three coiled tubing units and two cementing units currently being constructed as part of the Company's 2005 capital program. This equipment is expected to be deployed throughout the fourth quarter. The Company has been proactive in hiring field personnel in advance of new equipment rollouts to ensure that its employees are adequately trained to operate the added equipment. For the nine months ended September 30, 2005, operating costs rose 25% to $136.9 million compared to $109.5 million recorded a year ago due primarily to higher activity levels. The Company experienced higher labour, fuel and maintenance costs. Labour costs increased in order to remain competitive in retaining existing staff and attracting and training a new base of qualified personnel required to meet growing operational demands. The increase in maintenance costs reflects the high utilization of equipment as well as the fact that as Calfrac's equipment ages, more resources are required to keep them operating to the Company's high standards. While its equipment is still considered relatively new by industry standards, maintenance costs are expected to increase going forward as assets that were put into service over the past several years start to require overhauls due to the recent high levels of activity. Although a portion of the increases in labour and fuel were passed on to Calfrac's customers, a portion also reduced the Company's margins. The Company also incurred expenses during the quarter in relation to the opening of a district office in Grand Junction, Colorado that coincides with the deployment of a fracturing spread to the Piceance Basin of Colorado. The higher operating expenses also reflect the commencement of coiled tubing operations in Russia, which include costs for setting up an operational base in Noyabrisk in Western Siberia and those related to equipment start-up.

Selling, General and Administrative Expenses

Selling, general and administrative ("SG&A") expenses totaled $7.3 million for the quarter ended September 30, 2005 compared to $5.5 million in 2004. As a percentage of revenue, SG&A expenses for the third quarter of 2005 were 9%, consistent with the corresponding period a year ago. During the first nine months of 2005, SG&A expenses totaled $20.3 million versus $12.4 million in 2004. As a percentage of revenue, SG&A expenses increased to 10% in the 2005 nine-month period compared to 8% a year ago. The increases in SG&A expenses coincide with overhead requirements to support the Company's growth. As Calfrac's employee base continues to grow with the scope of its operations, the Company is taking proactive measures to ensure that it is hiring and retaining the right people and that appropriate levels of training are provided to ensure that personnel work in a safe and efficient environment prior to new equipment being placed into service. The increases in SG&A expenses can also be partially attributed to a stock-based compensation expense of $1.8 million recorded during the third quarter of 2005 and $4.0 million for the nine-month period ended September 30, 2005 related to the implementation of a new long-term incentive plan for directors, officers and employees. For the three and nine-month periods ended September 30, 2005, the Company also chose to expense costs of $0.4 million and $1.4 million, respectively, related to the Company's initiative to commence coiled tubing operations in Russia. Additional costs were also incurred relating to the acquisition of the remaining interest in Ram Cementers Inc. earlier this year.

Interest, Depreciation and Other Expenses

The Company recorded interest expense of $11,000 for the quarter ended September 30, 2005 compared to interest expense of $65,000 in 2004 and interest income of $0.2 million for the first nine months of 2005 versus interest expense of $0.6 million a year ago. The changes were primarily as a result of debt repayments totaling $22.8 million made at the end of March 2004 as well as net proceeds of $26.9 million resulting from a public offering of the Company's shares completed in August 2004. Depreciation expense rose 50% to $4.6 million from $3.1 million in the third quarter of 2004. For the nine months ended September 30, 2005, depreciation expense totaled $12.4 million, an increase of 48% over the $8.4 million recorded a year ago due to a full year of depreciation relating to equipment additions made during the latter part of 2004 and the first nine months of 2005 as part of the Company's capital program.

INCOME TAX ›

The Company recorded income tax expense of $0.7 million for the quarter ended September 30, 2005 versus $0.4 million recorded the prior year. Current tax expense for the quarter was $0.4 million, which was attributed to large corporation and withholding tax associated with the Company's U.S. operations, compared to $0.5 million in 2004. Calfrac recorded a future income tax expense of $0.3 million for the three months ended September 30, 2005, which related primarily to the timing of deductibility of certain expenses for tax purposes, compared to a recovery of $0.2 million recorded in the third quarter of 2004. During the first nine months of 2005, the Company recorded an income tax expense of $0.5 million compared to $4.4 million in 2004. The current tax expense for the 2005 nine-month period was $0.2 million compared to an expense of $4.8 million a year ago. The majority of the current tax provision for 2004 related to the profitability of the Company prior to the amalgamation with Denison Energy Inc. on March 24, 2004. As a result of the business combination, Calfrac significantly reduced its current income tax related to Canadian operations. The Company recorded a future income tax expense of $0.3 million in the first nine months of 2005 versus a recovery of $0.5 million in 2004.

NET INCOME ›

During the third quarter of 2005, the Company recorded net income of $12.9 million or $0.36 per share compared to $11.8 million or $0.34 per share a year ago. For the nine months ended September 30, 2005, net income totaled $32.7 million or $0.90 per share compared to $22.5 million or $0.75 per share in 2004. This growth in earnings was due to increased revenue resulting from strong demand for the Company's service offerings and a larger fleet of equipment.

CASH FLOW ›

Cash flow from operations before change in non-cash working capital for the three months ended September 30, 2005 totaled $18.5 million or $0.51 per share compared to $14.9 million or $0.43 per share recorded in 2004. During the first nine months of 2005, cash flow from operations before change in non-cash working capital totaled $46.8 million or $1.29 per share versus $30.8 million or $1.03 per share in 2004. During 2005, cash flow was used to finance the Company's capital expenditures program and fund operations.

SUMMARY OF QUARTERLY RESULTS ›

Three Months Ended	Dec.31, 2003	Mar.31, 2004	Jun.30, 2004	Sep.30, 2004	Dec.31, 2004	Mar.31, 2005	Jun.30, 2005	**Sep.30, 2005**
(000s, except per share data) (unaudited)	$	$	$	$	$	$	$	$
Revenue	48,064	57,298	41,066	60,538	82,477	80,694	44,619	**77,377**
Gross margin	17,031	21,063	7,643	20,732	34,346	32,437	7,630	**25,694**
Net income (loss)	7,336	9,068	1,657	11,771	23,134	21,670	(1,876)	**12,947**
Per share – basic (1)	0.38	0.44	0.05	0.34	0.64	0.60	(0.05)	**0.36**
– diluted (1)	0.38	0.44	0.05	0.34	0.64	0.59	(0.05)	**0.35**
Cash flow from operations (2)	10,530	11,235	4,674	14,880	28,156	26,015	2,280	**18,503**
Per share – basic (1)	0.54	0.54	0.14	0.43	0.78	0.72	0.06	**0.51**
– diluted (1)	0.54	0.54	0.14	0.43	0.78	0.71	0.06	**0.51**
EBITDA (3)	14,384	16,186	4,591	15,299	27,950	25,339	1,907	**18,234**
Per share – basic (1)	0.74	0.78	0.13	0.44	0.77	0.70	0.05	**0.50**
– diluted (1)	0.74	0.78	0.13	0.44	0.77	0.69	0.05	**0.50**
Capital expenditures	4,377	12,430	11,311	12,740	14,846	22,108	25,653	**29,241**
Working capital	6,764	17,934	8,280	36,427	49,578	49,103	22,301	**12,962**
Shareholders' equity	57,431	110,490	112,065	151,402	174,956	197,091	192,508	**207,679**
Fracturing spreads (#)								
Conventional	9	9	10	11	12	13	13	13
Natural gas from coal	1	2	2	2	2	3	4	4
Total	10	11	12	13	14	16	17	17

1. Historical per share information for 2003 has been calculated using 19,467,012 shares outstanding calculated in accordance with Canadian GAAP for reverse takeover transactions and after adjusting for the two-for-one stock split. Historical per share information for 2004 also reflects the two-for-one stock split.

2. Cash flow is defined as "Cash provided by operating activities before changes in non-cash working capital." Cash flow and cash flow per share are measures that provide shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations. Management utilizes these measures to assess the Company's ability to finance operating activities and capital expenditures. Cash flow and cash flow per share are not measures that have any standardized meaning prescribed by Canadian GAAP, and accordingly, may not be comparable to similar measures used by other companies.

3. EBITDA represents income before interest, taxes, depreciation and amortization. EBITDA is not a term that is approved under Canadian GAAP as the calculation of EBITDA is not always used consistently by reporting issuers. Accordingly, EBITDA, as the term is used herein, may not be comparable to EBITDA as reported by other entities. EBITDA is presented because it is frequently used by security analysts and others in evaluating companies and their ability to service debt.

LIQUIDITY AND CAPITAL RESOURCES ›

For the three and nine-month periods ended September 30, 2005, the Company generated cash flow from operations of $18.5 million and $46.8 million, respectively. As at September 30, 2005, Calfrac had positive working capital of $13.0 million, which was less than the year-end working capital position of $49.6 million due primarily to the Company's aggressive capital program. Long-term debt, net of current portion, totaled $2.0 million, thereby effectively rendering the Company debt-free.

Capital expenditures for the three and nine months ended September 30, 2005 totaled $29.2 million and $77.0 million, respectively. A portion of the year-to-date expenditures related to the completion of the 2004 capital program, including the construction of an additional conventional fracturing spread to be based in Medicine Hat, Alberta and two additional spreads specifically designed to complete high rate nitrogen fractures on CBM wells in Canada. The remaining portion of the capital expenditures were related to the 2005 capital budget, which was increased to $132 million. Excluding the completion of fracturing spreads from the 2004 capital program, the 2005 capital program contemplates the addition of six conventional fracturing spreads, three deep coiled tubing units, three cementing pumpers as well as additional infrastructure. Although the Company

has experienced some minor delays relating to equipment deliveries, it expects to rollout all of the equipment noted above in time for the winter drilling season, with the exception of two deep fracturing spreads approved by the Board of Directors in May 2005 that are anticipated to be delivered early in 2006.

On February 11, 2005, the Company acquired the remaining 30% interest in Ram Cementers Inc. ("Ram"), thereby making Ram a wholly owned subsidiary of Calfrac. Subsequent thereto, Ram was wound-up into Calfrac and all operating, marketing and financial activities became fully integrated within Calfrac.

On February 7, 2005, the shareholders of the Company voted in favour of a two-for-one subdivision of the Company's common shares. Common shares began trading on a split basis on the Toronto Stock Exchange on February 17, 2005. As at the date of this report, the Company had 36,324,546 common shares outstanding.

On May 19, 2005, the Board of Directors adopted a semi-annual dividend policy. On June 15, 2005, the Company paid its initial common share dividend in the amount of $1.8 million or $0.05 per share. The initial dividend was paid to all shareholders of record on June 1, 2005. The Company intends to declare a semi-annual dividend in mid-December with payment to be made early in January 2006. Details regarding the dividend will be announced upon approval by the Company's Board of Directors.

During the second quarter, the Company entered into long-term contracts with two leading oil and gas companies operating in Western Canada for the provision of fracturing services. The contracts result in the dedication of five fracturing spreads to these customers for contracted terms of between two and four years and contain minimum work commitments for each spread. Three of these spreads will be focused on the completion of high rate nitrogen fractures on CBM wells, while the remaining two spreads will be dedicated to shallow gas activity in southern Alberta. These contracts will be serviced by Calfrac's existing fleet and equipment currently being manufactured as part of Calfrac's 2005 capital budget. The contracts are consistent with Calfrac's philosophy of having a prescribed level of its equipment fleet operating under long-term contracts.

The Company's existing credit facilities include a line of credit of $15.0 million with advances bearing interest at either the bank's prime rate or Bankers' Acceptance plus 1.125%. All advances are repayable on demand. The Company has drawn $4.7 million of this line as at September 30, 2005. The credit facility also includes a revolving $25.0 million term loan that bears interest at either the bank's prime rate plus 0.625% or Bankers' Acceptance plus 1.5%. The facility is to be secured by new equipment acquisitions and is undrawn as at the date of this report.

With its current working capital position, available credit facilities and anticipated cash flow from operations, the Company expects to have adequate resources to fund its financial obligations for the balance of 2005.

CRITICAL ACCOUNTING ESTIMATES ›

This MD&A is based on Calfrac's consolidated financial statements that have been prepared in accordance with Canadian GAAP. The Company's significant accounting policies are described in note 2 to the annual consolidated financial statements as at December 31, 2004. The preparation of the consolidated financial statements requires that certain estimates and judgements be made concerning the reported amount of revenues and expenses and the carrying values of assets and liabilities. These estimates are based on historical experience and management's judgement. Anticipating future events involves uncertainty, and consequently, the estimates used by management in the preparation of the consolidated financial statements may change as future events unfold, additional experience is acquired or the environment in which the Company operates changes. The accounting

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estimates that have the greatest impact on the Company's financial results are depreciation, results of legal action, taxation and valuation of stock option benefits.

Depreciation of the Company's property and equipment incorporates estimates of useful lives and residual values. These estimates may change as more experience is obtained or as general market conditions change, thereby impacting the operation of the Company's property and equipment.

As described in note 4 to the annual consolidated financial statements, the amount of the future tax asset and deferred tax credit in respect of the income tax pools available to the Company have been based on tax filings to date. The income tax rates used to calculate the amount of the asset have been based on available information on future income tax rates. The income tax authorities have not audited any of these pools so far as they relate to the Company.

As described in note 7 to the interim consolidated financial statements, the Company is involved in a number of legal actions in Greece. Management evaluates the likelihood of potential liabilities being incurred and the amount of such liabilities after careful examination of available information and discussions with its legal advisors. As these actions have yet to reach a status where the direction of a court's decision can be determined with any reliability, management is unable to evaluate its potential exposure to these legal actions at this time. The Company does not expect these claims to be material.

Effective January 1, 2005, the Company adopted the Canadian Accounting Standards Board amendment to Handbook Section 3860 "Financial Instruments – Disclosure and Presentation" along with Canadian Accounting Guideline 15 ("AcG 15") "Consolidation of Variable Interest Entities (VIEs)." The only effect on the consolidated financial statements from the adoption of these guidelines was the requirement to consolidate the trust as described in note 5 to the interim consolidated financial statements.

OUTLOOK ›

Similar to the year's second quarter, the Company's operations in Canada during the third quarter of 2005 were impacted by weather related issues such that the Company was unable to complete all scheduled projects. This work is now expected to be completed during the fourth quarter of 2005 and first quarter of 2006. Calfrac believes that positive market fundamentals will continue to support strong demand for its service offerings throughout the remainder of 2005 and beyond, and the Company's 2005 capital program will assist in meeting this demand. The Petroleum Services Association of Canada's ("PSAC") 2006 Canadian Drilling Activity Forecast predicts 25,290 wells to be rig released, which would represent a new record for Western Canada. As the vast majority of these wells are expected to be focused on natural gas drilling and with the Company's services being highly levered to natural gas production, it is expected that this activity will be the foundation of strong operating results. Demand for the Company's services that are specifically related to CBM applications continues to be very encouraging. The PSAC forecast for 2006 predicts 3,500 CBM wells will be drilled, another record for Western Canada. As Calfrac is generally acknowledged as a leading service provider in this area with one of the largest and most technically advanced fleet of equipment servicing this specialty market, the Company expects to continue to maintain its leadership position through focus on improving technology and operating efficiency. On July 1, 2005, the Company implemented a price book increase ranging from 5% to 9% depending on the nature of service provided. This increase should result in improved financial returns through the remainder of 2005 and beyond.

Management's Discussion and Analysis

Calfrac remains committed to growing its U.S. operations. Fundamentals associated with oil and gas activity in the Rocky Mountain region of the United States are strong. The Company has recently opened a new district office in Grand Junction, Colorado to assist in servicing this market and has also recently deployed a fracturing spread to western Colorado with results thus far particularly encouraging, thereby providing optimism for the remainder of the year. Additions to the management team combined with the construction of a third dedicated U.S. fracturing spread to be put into service during the first quarter of 2006 will provide the foundation for future growth in this market.

The acquisition of the remaining interest in Ram during the first quarter and the 2005 capital program reaffirms Calfrac's long-term commitment for growing the cementing business line. With the planned addition of seven cementing pumpers during 2005, the Company will almost triple the size of this operating unit. Combining a larger fleet of equipment with the integration of operations and marketing efforts under the Calfrac banner, the Company expects that the cementing business will become a more significant contributor to the future financial performance of the Company.

The Company recently commenced operations in Russia under a long-term contract for the supply of two deep coiled tubing units including nitrogen, fluid pumping and related well service equipment to the Russian well service market. These units, which have been supplied from Calfrac's current Canadian operating fleet and upgraded for Russian operations, are currently operating in Western Siberia. Calfrac is replacing these units in Canada with newly manufactured units that are included in its 2005 capital program and that will be put into service in the fourth quarter of 2005. Calfrac's intention is to continue to review other long-term supply based opportunities in Russia with the mandate to grow this operation by diversifying its customer base and expanding its service offerings to include fracturing, acidizing and cementing. Calfrac has numerous senior executives and management with extensive Russian well service industry experience. The foregoing, in conjunction with demand in this market for Western technology, makes the Company well positioned to effectively and profitably operate and grow in this market.

RISKS AND UNCERTAINTIES ›

This document contains forward-looking statements based on current expectations that involve a number of business risks and uncertainties. The factors that could cause results to differ materially include, but are not limited to, national and global economic conditions, crude oil and natural gas prices, foreign currency fluctuations, impact of the Kyoto Protocol, weather conditions, the ability of oil and gas companies to raise capital, and other unforeseen circumstances that could impact the use of services provided by Calfrac.

THIRD QUARTER CONFERENCE CALL ›

Calfrac will be conducting a conference call for interested analysts, brokers, investors and media representatives to review its third quarter results at 10:00 a.m. (Calgary time) on Wednesday, November 9, 2005. The conference call dial-in number is 1-866-250-4910. Seven day replay: 1-877-289-8525 and enter 21157797#. A webcast of the conference call may be accessed via the Company's website at www.calfrac.com.

Calfrac Well Services Ltd. is a leading provider of specialized oilfield services, including fracturing, coiled tubing, cementing and well stimulation services, which are designed to increase the production of hydrocarbons from wells drilled throughout Western Canada, the Rocky Mountain region of the United States and Western Siberia, Russia. The common shares of Calfrac are listed for trading on the Toronto Stock Exchange under the symbol CFW. For additional information, visit the Company's website at www.calfrac.com.

SEDAR ›

Additional information relating to the Company, including its Annual Information Form, can be accessed on the Company's website at www.calfrac.com and on the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com.

FORWARD-LOOKING STATEMENTS ›

Certain statements contained in this report, including statements that may contain words such as "anticipates," "can," "may," "expect," "believe or believes" and "will" and similar expressions are forward-looking statements. These statements may include, but are not limited to, future capital expenditures, future financial resources, future oil and gas well activity, outcome of specific events, and trends in the oil and gas industry. These statements are derived from certain assumptions and analyses made by the Company based on its experience and interpretation of historical trends, current conditions and expected future developments, and other factors that it believes are appropriate in the circumstances. These statements or predictions are subject to a number of known and unknown risks and uncertainties, which are discussed previously in this report, that could cause actual results to differ materially from the Company's expectations. Consequently, all of the forward-looking statements made in this report are qualified by these cautionary statements and there can be no assurance that actual results or developments anticipated by the Company will be realized, or that they will have the expected consequences or effects on the Company or its business or operations. The Company assumes no obligation to update publicly any such forward-looking statements, whether as a result of new information, future events or otherwise.

D. R. Ramsay

DOUGLAS R. RAMSAY
President & Chief Executive Officer

TOM J. MEDVEDIC
Vice President, Finance & Chief Financial Officer

November 7, 2005
Calgary, Alberta

82-34707

Consolidated Balance Sheets

As at	September 30, 2005	December 31, 2004
(000s) (unaudited)	$	$
Assets		
Current assets		
Cash and cash equivalents	**–**	27,830
Accounts receivable	**55,208**	56,609
Income taxes recoverable	**159**	140
Inventory	**3,569**	2,688
Prepaid expenses and deposits	**2,182**	1,363
	61,118	88,630
Capital assets	**185,009**	120,615
Long-term investment (note 3)	**324**	–
Intangible assets	**–**	36
Goodwill	**6,003**	3,604
Future income taxes	**43,212**	53,311
	295,666	266,196
Liabilities		
Current liabilities		
Bank indebtedness	**4,126**	–
Accounts payable and accrued liabilities	**42,911**	35,408
Current portion of long-term debt	**1,119**	3,644
	48,156	39,052
Long-term debt	**2,029**	3,958
Deferred credit	**37,802**	47,609
Non-controlling interest	**–**	621
	87,987	91,240
Shareholders' equity		
Capital stock (note 4)	**138,513**	136,473
Shares held in trust (note 5)	**(1,385)**	–
Contributed surplus	**1,787**	651
Retained earnings	**68,764**	37,832
	207,679	174,956
	295,666	266,196

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Operations and Retained Earnings

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2005	2004	**2005**	2004
(000s, except per share data) (unaudited)	$	$	$	$
Revenue	**77,377**	60,538	**202,690**	**158,902**
Expenses				
Operating	**51,683**	39,806	**136,929**	109,465
Selling, general and administrative	**7,301**	5,492	**20,319**	12,382
Restructuring costs	**–**	–	**–**	965
Equity share of income from long-term investments (note 3)	**(67)**	–	**(324)**	–
Other expenses (income)	**95**	(61)	**131**	10
Loss on disposal of capital assets	**131**	2	**155**	4
	59,143	45,239	**157,210**	122,826
	18,234	15,299	**45,480**	36,076
Depreciation	**4,603**	3,064	**12,403**	8,408
Amortization of intangibles	**–**	30	**37**	179
Interest expense (income)	**11**	65	**(196)**	608
Income before income taxes	**13,620**	12,140	**33,236**	26,881
Income tax expense (recovery)				
Current	**348**	510	**224**	4,836
Future	**325**	(155)	**292**	(471)
	673	355	**516**	4,365
Income before non-controlling interest	**12,947**	11,785	**32,720**	22,516
Non-controlling interest	**–**	14	**(21)**	20
Net income for the period	**12,947**	11,771	**32,741**	22,496
Retained earnings, beginning of period	**55,817**	2,927	**37,832**	42,711
Dividends	**–**	–	**(1,809)**	–
Effect of change in accounting for stock-based compensation	**–**	–	**–**	(829)
Purchase and cancellation of shares	**–**	–	**–**	(53,866)
Elimination of deficit on amalgamation	**–**	–	**–**	4,186
Retained earnings, end of period	**68,764**	14,698	**68,764**	14,698
Earnings per share				
Basic	**0.36**	0.34	**0.90**	0.75
Diluted	**0.35**	0.34	**0.90**	0.75

See accompanying notes to the consolidated financial statements.

82-34909

Consolidated Statements of Cash Flows

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2005	2004	**2005**	2004
(000s) (unaudited)	$	$	$	$
Cash provided by (used in)				
Operating activities				
Net income for the period	**12,947**	11,771	**32,741**	22,496
Items not involving cash				
Depreciation and amortization	**4,603**	3,094	**12,440**	8,587
Stock-based compensation	**564**	154	**1,515**	154
Equity share of income from long-term investments	**(67)**	–	**(324)**	–
Loss on disposal of capital assets	**131**	2	**155**	4
Future income taxes	**325**	(155)	**292**	(471)
Non-controlling interest	**–**	14	**(21)**	20
Funds provided by operations	**18,503**	14,880	**46,798**	30,790
Net change in non-cash working capital	**(13,915)**	(12,542)	**7,186**	(15,340)
	4,588	2,338	**53,984**	15,450
Financing activities				
Net proceeds from share issues received on amalgamation	**–**	–	**–**	92,948
Issue of long-term debt	**–**	1,175	**2,013**	1,175
Long-term debt repayments	**(2,161)**	(2,781)	**(6,466)**	(30,179)
Dividends	**–**	–	**(1,809)**	–
Net proceeds on issuance of common shares	**1,660**	26,912	**1,660**	26,912
Purchase of common shares	**–**	–	**(1,385)**	(58,437)
	(501)	25,306	**(5,987)**	32,419
Investing activities				
Purchase of capital assets	**(29,241)**	(12,740)	**(77,002)**	(36,481)
Proceeds on disposal of capital assets	**20**	12	**49**	59
Acquisition of subsidiary, net of cash acquired	**–**	–	**(3,000)**	(1,759)
	(29,221)	(12,728)	**(79,953)**	(38,181)
Increase (decrease) in cash position	**(25,134)**	14,916	**(31,956)**	9,688
Cash and cash equivalents, beginning of period	**21,008**	9,740	**27,830**	14,968
Cash (bank indebtedness), end of period	**(4,126)**	24,656	**(4,126)**	24,656

See accompanying notes to the consolidated financial statements.

Notes to Consolidated Financial Statements

For the Nine Months Ended September 30, 2005
(000s, except per share data) (unaudited)

1. BASIS OF PRESENTATION ›

The interim financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements. The interim financial statements should be read in conjunction with the most recent annual financial statements.

2. SEASONALITY OF OPERATIONS ›

The business of Calfrac Well Services Ltd. (the "Company") is seasonal in nature. The lowest activity levels are experienced during the second quarter of the year when road weight restrictions are in place and access to wellsites in Canada is reduced.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES ›

The interim financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements, except for:

Long-Term Investments

In 2005, the Company commenced equity accounting for its investment in shares of a company over which it has significant influence. Under the equity method of accounting, investments are carried at their original cost plus the Company's cumulative share of earnings, less any dividends received.

4. CAPITAL STOCK ›

Authorized capital stock consists of an unlimited number of common shares.

On February 7, 2005, the shareholders of the Company voted in favour of a two-for-one subdivision of the Company's common shares that took effect on February 17, 2005. Comparative per share information has been restated to reflect the two-for-one split.

Continuity of Common Shares (year-to-date)	Shares	Amount
	#	$
Balance, January 1, 2005	18,107,277	136,473
Two-for-one split, February 17, 2005	**18,107,277**	**–**
Issued upon exercise of stock options	**105,594**	**2,040**
Balance, September 30, 2005	**36,320,148**	**138,513**

5. SHARES HELD IN TRUST ›

The Company has established a Trust to purchase and hold Company stock on behalf of certain employees who have elected to receive a portion of their annual bonus entitlement in the form of Company shares. To date, 43,637 shares have been purchased on the open market at a cost of $1,385. These shares will vest with employees on March 15, 2006 at which time they will be distributed to those individuals participating in the plan. These shares are not considered outstanding for purposes of calculating basic earnings per share, but are included in the calculation of diluted earnings per share.

Notes to Consolidated Financial Statements

6. STOCK OPTIONS ›

Continuity of Stock Options (year-to-date)	Options	Average Exercise Price
	#	$
Outstanding, January 1, 2005	840,200	16.07
Granted during the period	**140,100**	**29.92**
Exercised for common shares	**(105,954)**	**15.73**
Forfeited	**(40,000)**	**17.23**
Balance, September 30, 2005	**834,706**	**18.38**

The number of options outstanding at January 1 has been adjusted to reflect the two-for-one common share split on February 17, 2005

All stock options vest equally over three years and expire three and one-half years from the date of grant. When stock options are exercised, the proceeds, together with the amount of compensation expense previously recorded in contributed surplus, is added to capital stock.

7. CONTINGENCIES ›

As a result of the acquisition and amalgamation with Denison Energy Inc. ("Denison") in 2004, the Company assumed certain legal obligations relating to Denison's Greek operations.

In 1998, a consortium in which a Greek subsidiary of Denison participated, terminated employees in Greece as a result of the cessation of its oil and gas operations in that country. Several groups of employees have filed claims alleging that their termination was invalid and that their severance pay was improperly determined.

In 1999, the largest group of plaintiffs received a ruling from the Athens Court of First Instance that their termination was invalid and that compensation was due to the employees. This decision was appealed to the Athens Court of Appeal, which allowed the appeal in 2001 and annulled the above-mentioned decision of the Athens Court of First Instance. The said group of employees has filed an appeal with the Supreme Court of Greece, which is scheduled to be heard on November 14, 2006.

Several other smaller groups of employees have filed similar cases in various courts in Greece. Some of these cases were heard in 2004. In general, the finding of these courts has been that the termination of the employees was valid and in some instances have awarded the employees immaterial amounts of additional compensation and in one case have referred the matter back to a lower court to be reheard based on more specific grounds.

As a result of the above-mentioned court hearings, a majority of the number of former employees with respect to these smaller groups of claimants have received payment of the immaterial amounts awarded to them and waived their right of recourse to the Supreme Court of Greece. The remainder have filed an appeal to the Supreme Court of Greece or have advised that they are waiting for the outcome of the November 14, 2006 hearing of the Supreme Court of Greece before proceeding further.

The direction and financial consequence of the potential decision in these actions cannot be determined at this time.

8. SEGMENTED INFORMATION ›

The Company's activities are conducted in two geographic segments: Canada and the United States. All activities are related to stimulation and cementing services to the oil and gas industry.

	Canada	United States	Intersegment Eliminations	Consolidated
(000s)	$	$	$	$
Three Months Ended September 30, 2005				
Revenue	**69,389**	**7,988**	**–**	**77,377**
Net income	**12,885**	**62**	**–**	**12,947**
Segmented assets	**293,283**	**14,618**	**(12,235)**	**295,666**
Capital expenditures	**26,318**	**2,923**	**–**	**29,241**
Goodwill	**6,003**	**–**	**–**	**6,003**
Three Months Ended September 30, 2004				
Revenue	53,637	6,901	–	60,538
Net income	11,452	319	–	11,771
Segmented assets	240,527	6,857	(2,905)	244,479
Capital expenditures	12,716	24	–	12,740
Goodwill	3,604	–	–	3,604
Nine Months Ended September 30, 2005				
Revenue	**184,049**	**18,641**	**–**	**202,690**
Net income (loss)	**33,924**	**(1,183)**	**–**	**32,741**
Segmented assets	**293,283**	**14,618**	**(12,235)**	**295,666**
Capital expenditures	**71,548**	**5,454**	**–**	**77,002**
Goodwill	**6,003**	**–**	**–**	**6,003**
Nine Months Ended September 30, 2004				
Revenue	138,703	20,199	–	158,902
Net income (loss)	22,652	(156)	–	22,496
Segmented assets	240,527	6,857	(2,905)	244,479
Capital expenditures	36,228	253	–	36,481
Goodwill	3,604	–	–	3,604

Note: Assets operated by Calfrac Well Services Corp. were acquired through a lease arrangement with Calfrac Well Services Ltd.

Corporate Information

DIRECTORS ›

Ronald P. Mathison (1)(2)
Chairman

James S. Blair (1)(3)

Gregory S. Fletcher (1)(2)

Martin Lambert (3)

R. Timothy Swinton (1)(2)

Douglas R. Ramsay

(1) Member of the Audit Committee
(2) Member of the Compensation Committee
(3) Member of the Corporate Governance Committee

OFFICERS ›

Douglas R. Ramsay
President & Chief Executive Officer

Gordon A. Dibb
Executive Vice President

Robert S. Roberts
Senior Vice President &
Chief Operating Officer

Tom J. Medvedic
Vice President, Finance &
Chief Financial Officer

Donald R. Battenfelder
Vice President, Operations

Dwight M. Bobier
Vice President, Technical Services

John L. Grisdale
Vice President,
Business Development

Stephen T. Dadge
Vice President, Corporate Service

Matthew L. Mignault
Controller

HEAD OFFICE ›

Calfrac Well Services Ltd.
411 Eighth Avenue S.W.
Calgary, Alberta T2P 1E3
Phone: (403) 266-6000
Toll Free: 1-866-770-3722
Fax: (403) 266-7381
E-Mail: info@calfrac.com
Website: www.calfrac.com

OPERATING BASES ›

Alberta, Canada
Calgary – Head Office
Medicine Hat
Strathmore
Red Deer
Grande Prairie

Colorado, United States
Denver – Regional Office
Platteville
Grand Junction

Russia
Moscow – Regional Office
Noyabrisk

AUDITOR ›

PricewaterhouseCoopers LLP
Calgary, Alberta

BANKER ›

HSBC Bank Canada
Calgary, Alberta

LEGAL COUNSEL ›

Bennett Jones LLP
Calgary, Alberta

REGISTRAR AND TRANSFER AGENT ›

Computershare Trust Company of Canada
Calgary, Alberta

STOCK EXCHANGE LISTING ›

Toronto Stock Exchange
Trading Symbol: CFW

CALFRAC WELL SERVICES LTD.

SEC MAIL PROCESSING SECTION
RECEIVED
NOV 14 2005
WASH, D.C.
213

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Douglas Ramsay, the President and Chief Executive Officer of Calfrac Well Services Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Calfrac Well Services Ltd. (the issuer) for the interim period ending September 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: November 10, 2005

D.R. Ramsay

Douglas R. Ramsay
President and Chief Executive Officer

411 - 8th Avenue S.W., Calgary, Alberta, Canada T2P 1E5
24Hours: (403) 266-6000 • Fax: (403) 266-7381 • e-mail: sales@calfrac.com • website: www.calfrac.com

82-34707

CALFRAC WELL SERVICES LTD.

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Tom Medvedic, the Vice President, Finance and Chief Financial Officer of Calfrac Well Services Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Calfrac Well Services Ltd. (the issuer) for the interim period ending September 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: November 10, 2005

Tom Medvedic
Vice President, Finance and Chief
Financial Officer

411 - 8th Avenue S.W., Calgary, Alberta, Canada T2P 1E5
24Hours: (403) 266-6000 • Fax: (403) 266-7381 • e-mail: sales@calfrac.com • website: www.calfrac.com